[redacted]

09057567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVERIL CAPITAL MARKETS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 350
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA L. MARANON 310/553-5351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 09 2009
THOMSON REUTERS

SEC Mail Processing
FEB 25 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DIANA L. MARANON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVERIL CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature DIANA L. MARANON

PRESIDENT
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

23RD day of FEBRUARY, 2009, by
Date — Month — Year

(1) GREGORY A. GOODYEAR,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature [signature] GEORGIA F. SHAW
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5, PART III

Document Date: FEB. 20, 2009 Number of Pages: 14

Signer(s) Other Than Named Above: DIANA L. MARANON

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

<u>CONTENTS</u>

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Averil Capital Markets Group, Inc. as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 thru 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 20, 2009

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash		$ 41,248
Accounts receivable		12,994
Property and equipment:		
Furniture and fixtures	$ 228,426	
Office equipment	125,492	
Leasehold improvements	45,236	
	399,154	
Accumulated depreciation	(296,876)	
Net property and equipment		102,278
Deposits		10,732
Deferred income tax asset		83,000
Receivable from related entities		265,004
Total assets		$ 515,256

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities – Accounts payable and accrued expenses		$ 4,519
Commitments		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding – 1,000 shares	$ 10,000	
Additional paid-in capital	734,000	
Retained earnings (accumulated deficit)	(233,263)	
Total stockholder's equity		510,737
Total liabilities and stockholder's equity		$ 515,256

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Consulting fees, including reimbursed expenses		$ 1,679,842
Interest income		5,425
Total revenues		1,685,267
Expenses:		
Auto expense	$ 24,822	
Bank service charges	17,849	
Business promotion	15,855	
Consulting	300,000	
Courier	1,264	
Database	38,675	
Depreciation	49,076	
Dues and subscriptions	15,817	
Equipment rental	22,196	
Insurance	21,404	
Interest	1,175	
Office supplies	6,881	
Regulatory fees	6,650	
Salaries, wages, staff costs and benefits	185,409	
Parking	19,780	
Professional fees	840,156	
Publications	1,129	
Rent	113,932	
Repairs and maintenance	44,267	
Telephone	10,371	
Meals and entertainment	12,529	
Travel	20,079	
Other	7,587	
Total expenses		1,776,903
Loss before income taxes		(91,636)
Income tax expense		12,800
Net loss		$ (104,436)

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2007	$ 10,000	734,000	(128,527)	615,173
Net loss for the year ended December 31, 2008	-	-	(104,436)	(104,436)
Balance at December 31, 2008	$ 10,000	734,000	(233,263)	510,737

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (104,436)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Depreciation	$ 49,076	
Decrease in receivables	1,885	
Decrease in deferred tax asset	12,000	
Decrease in accounts payable and accrued expenses	(25,401)	
Total adjustments		37,560
Net cash flows used for operating activities		(66,876)
Cash flows from investing activities:		
Purchase of equipment	(2,419)	
Increase in due from related parties	(40,361)	
Net cash flows used for investing activities		(42,778)
Cash flows from financing activities		-
Net decrease in cash and cash equivalents		(109,654)
Cash at beginning of year		150,902
Cash at end of year		$ 41,248

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ 1,175

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which ranges from five to fifteen years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statements purposes and tax purposes primarily consisting of accelerated depreciation for tax and straight-line for books and the use of accrual method for book and cash basis for tax return purposes as well as the tax benefit of net operating loss carryforwards.

Receivable from Related Parties

The receivable from related parties consists primarily of amounts advanced to the Company's sole shareholder. The Company expects repayment during 2009 and will assess a 5% interest rate beginning January 2009 on all unpaid balances.

(2) COMMITMENTS

The Company has entered into a lease agreement for its office facilities which expires in January 2010. Minimum future rental payments under this non-cancellable lease are as follows:

Year Ended December 31,	Amount
2009	$ 128,361
2010	10,732
Total	$ 139,093

(3) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ 7,000	$ 7,000
California	800	5,000	5,800
Total	$ 800	$ 12,000	$ 12,800

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and straight-line for financial reporting purposes and the use of the accrual method for financial reporting whereas the cash method is used for tax purposes as well as the tax benefits of net operating loss carry forwards.

The Company has available approximately $300,000 of unused operating loss carry forwards that may be applied against future taxable income and that expire in 2028.

The amount of deferred tax asset at year-end is as follows:

Total deferred asset	$ 83,000
Less valuation allowance	-
Net deferred asset	$ 83,000

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2008, the net capital was $36,729 which exceeded the required minimum capital by $31,729. The aggregate indebtedness to net capital ratio was .12 to 1.

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total equity from statement of financial condition		$ 510,737
Less non-allowable assets:		
Receivables	$ 12,994	
Deposits	10,732	
Property and equipment, net	102,278	
Receivable from affiliate	265,004	
Deferred income taxes	83,000	(474,008)
Net capital		$ 36,729

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 301
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 31,729

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 4,519
Ratio of aggregate indebtedness to net capital	0.12 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

AVERIL CAPITAL MARKETS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

AVERIL CAPITAL MARKETS GROUP, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2008

Net capital as reported in unaudited Focus Report Part IIA		$ 23,194
Adjustments related to:		
Reduction in accounts payable and accrued expenses	$ 11,038	
Increase of cash balances	2,497	
Total adjustments		13,535
Net capital as reported in audited financial statements		$ 36,729

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The differences were material. However, the Company's net capital is substantially in excess of its minimum requirement.

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Averil Capital Markets Group, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 20, 2009

END